ALLIED GOLD LIMITED
ACN 104 855 067

31 July 2006

Company Announcements Office
Australian Stock Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

Dear Sir / Madam,

QUARTERLY REPORT FOR THE PERIOD ENDING 30 JUNE 2006

HIGHLIGHTS

- **Placement of US$10m to international institutional clients of UK based broker, Mirabaud Securities Limited**
- **Optimisation of project capital, construction, owners, pre-production costs and operating costs carried out and concluded**
- **Significant increase in Ore Reserves and Mineral Resources scheduled for mining within designed pits from 666,000 contained ounces to 785,000 contained ounces**
- **Continued encouraging high grade oxide intercepts on Simberi Island at Pigicow and commencement of drilling at Tatau Island**

CAPITAL AND OPERATING BUDGET REVIEWS COMPLETED

While falling outside the quarter, the Company on the 28th July 2006 made the following significant announcement regarding capital and operating budgets. The Company stated that in conjunction with its design EPCM Engineer, Intermet Engineering Limited ("Intermet") an updated Capital and Operating cost estimate for the Simberi Oxide Gold Project has now been completed.

Key project fundamentals based on US$550/oz gold price and exchange rate A$1 = US$0.75 are;

Life of mine	**8.2 years**
Average annual mining rate	**2.2 Mtpa at 1.37 g/t gold**
Annual gold production	**84,000 oz**
Estimated operating cash cost	**US$306 per oz**
Estimated capital cost	**US$60 million (including contingency)**

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

Indicative Financial Analysis (using gold price inputs of US$550 and US$600):

	US$550	US$600
NPV (discount rate 8%)	**US$ 58 million**	**US$ 82 million**
IRR	**29%**	**36%**
Operating cash surplus	**US$139 million**	**US$163 million**

Project financial analysis is based on open pit optimisations using gold price inputs of US$350 to US$550 per ounce and is prepared on a pre-tax, ungeared and unhedged basis. The project economics are expected to be further enhanced by the use of debt financing and the implementation of a flat forward gold hedging program.

The review and optimisation resulted in an increase in project capital construction and owners and pre-production costs from US$43.7 million to US$60 million. Tight labour markets and shortages of equipment and supplies have driven up costs and in some instances impacted project schedules. The increased capital costs are symptomatic of current market conditions and are beyond the control of the Company. The increase in average cash operating cost to US$306 per ounce is a direct result of increased fuel, chemical reagent and labour costs.

Furthermore, an increase of up to 10% has been achieved in name plate plant throughput. This has resulted in an optimised **2.2 Mtpa plant throughput from a name plate capacity plant of 2 Mtpa**. Allowances in the plant design will enable potential future increases above the name plate capacity.

OXIDE MINE DEVELOPMENT AND PROJECT CONSTRUCTION

The Simberi Oxide Gold Project is a Stage 1 open-pit mining project which will extract ore from seven deposits which represent the known surface and near-surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island. After the initial delivery of ore by trucking for plant commissioning, ore delivery will be facilitated by an aerial rope conveyor to a conventional carbon in leach processing facility.

The project development remains on track with the continued progress of infrastructure works including camp and earth works associated with roads, airstrip and wharf. In conjunction with this design and preparatory work have continued to the point where major commitments have been made and will follow over the coming weeks.

Intermet Engineering have continued the plant design work (22% complete) and the plant layout and process flow sheet has been finalised. This has allowed procurement to commence and in this regard:

- The ball mill has been purchased and refurbishment is underway
- The steel fabrication contractor commitment has been awarded
- LV motor, reclaim feeder, sizer and crusher supply orders have been placed
- The power station supply order was placed in June
- Aerial rope conveyor order is under final contract review
- The majority of long lead time items have been identified and are being sourced
- Finalisation of the process design flow chart

Project support infrastructure works commenced in April and are ongoing to enable commencement of the main construction phase of project development in the final quarter of this year. Infrastructure under construction includes:

- 125 man temporary / permanent camp construction which commenced in June and will be completed during August / September
- Island runway upgrade for Dash 8 size aircraft will be completed in August
- Wharf construction and design has commenced under a Design & Construct arrangement with a local PNG contractor
- Deep Sea Tailings Disposal design has commenced and the associated bathymetric survey is at the point of being committed
- Additional earth moving equipment mobilised to site to facilitate completion of site access roads and commencement of plant site earth works

MINEABLE RESERVES AND MINERAL RESOURCES WITHIN DESIGN PITS

Updated pit optimisations and pit designs were recently carried out by Golder Associates utilising gold price inputs of between USD$350 - USD$550 per ounce. In conjunction with recent drilling undertaken at Sorowar East and West there had been a significant increase in Ore Reserves and Mineral Resources scheduled for mining within designed pits from 660,000 contained ounces to 785,000 contained ounces. This has resulted in an increase in recovered ounces from 585,000 ounces to 692,000 ounces after application of process recoveries.

The latest Reserves and in-pit Resources at a gold price of USD$550 per ounce comprise, 14.87 Mt of proven and Probable Reserves at a grade of 1.41g/t gold, and 2.90Mt of Inferred Resources within Designed Pits at a grade of 1.20g/t gold, for a total of 17.77Mt at 1.37 g/t gold grade.

Sorowar Mineral Resource Update

Golder Associates updated the Sorowar Deposit Resource model during May 2006, using the April 2006 geological database. The previous Resource model, reported in the Optimised Feasibility Study of October 2005, used the May 2005 database that contained 395 Sorowar holes (33,300 metres of drilling).

The updated estimate uses data from an additional 42 drillholes (4,124 metres of drilling) that focussed on testing oxide gold mineralisation at Sorowar Camp to the immediate west of the Sorowar pit design, at East Sorowar several hundred metres to the east of the pit design, and at Induced Polarisation geophysical anomalies at various locations peripheral to the pit. The locations of areas drilled are shown on Figure 1. As in the October 2005 estimate, geological domains representing oxide, transition and sulphide material types were modelled, with separate 'floating' pods of transition and sulphide material within the oxide domains. Grade estimation was by ordinary kriging within the geological domains.

In the Measured, Indicated and Inferred Oxide Resource inventory, at a 0.5g/t Au cutoff, the update has added 0.25Mt of Resource for an additional 9,000 ounces of gold but importantly has moved 0.76Mt of Inferred Resource into the higher confidence level Indicated category. A further 24,000 ounces of gold have been added to the Sulphide Resource.

The additional oxide mineralisation is located on the east and west margins of the Resource model, as shown in Figure 1. The red line encloses the 2005 estimation envelope, and the green line encloses the 2006 updated envelope. The proposed pit design currently encloses almost all of the existing Sorowar drillholes, so step-out drilling will be required in all directions prior to a final pit design.


BLOCK MODEL EXTENT
Additional Drilling 2006

Figure 1: Plan showing extensions to Sorowar Oxide Mineral Resource

The updated Sorowar Mineral Resource inventory is tabulated below.

Sorowar Resource 0.5g/t Au cutoff				**May 2006**
Domain	Class	Mt	g/t Au	KOz
Oxide	Measured	7.96	1.28	327
	Indicated	4.97	1.20	191
	Inferred	4.52	1.11	161
Oxide Total		17.44	1.21	679
Transition	Measured	0.63	1.23	25
	Indicated	1.34	1.31	56
	Inferred	0.60	1.22	24
Transition Total		2.57	1.27	105
Sulphide	Measured	1.27	0.88	36
	Indicated	3.57	0.93	107
	Inferred	12.20	0.84	329
Sulphide Total		17.04	0.86	471
Grand Total		**37**	**1.05**	**1,255**

Source: Golder Associates, 13 June 2006

- Recent intercepts at Bekou prospect, that have yet to be incorporated into new Resource estimates, include:
    - **10m at 1.52g/t gold** from 21m in RC1209
    - **2m at 3.99g/t gold** from 17m in RC1210
    - **20m at 2.53g/t gold** from surface, including **13m at 3.39g/t gold** from 7m in RC1219
    - **21m at 1.93g/t gold** from surface in RC1220
    - **9m at 4.19g/t gold** from surface in RC1221
    - **8m at 1.19g/t gold** from 4m in RC1226
    - **11m at 2.57g/t gold** from 1m in RC1229
    - **5m at 5.10g/t gold** from 4m in RC1230
    - **24m at 1.88g/t gold** from surface, including **12m at 2.41g/t gold** from 12m, in RC1240

- Recent intercepts at Pigicow prospect, that have yet to be incorporated into new Resource estimates, include:
    - **2m at 1.45g/t gold** from 2m, and **6m at 2.54g/t gold** from 25m in RC1282
    - **18m at 2.22g/t gold** from 7m in RC1283
    - **6m at 5.23g/t gold** from 12m in RC1284
    - **17m at 2.19g/t gold** from 1m in RC1290
    - **12m at 2.31g/t gold** from surface in RC1295
    - **8m at 1.92g/t gold** from 2m, including **3m at 4.11g/t gold** from 6m, in RC1296

- Metallurgical hole SO34 inside the proposed Sorowar oxide pit intersected **46m at 4.7g/t gold** from surface.

- Diamond drilling and IP geophysical surveys commenced at the Talik prospect in central Tatau Island.

EXPLORATION

Phase 5 Drilling

RC drilling designed to further test oxide gold mineralisation at the Bekou and Pigicow prospects, and for sterilisation near the Sorowar deposit, continued during the Quarter. One diamond hole was drilled within the proposed Sorowar pit for metallurgical samples.

A total of 4,081 metres of RC and 86.0m metres of diamond core was drilled on Simberi Island during the Quarter.

Oxide Gold Mineralisation Target – Bekou

At Bekou, to the immediate west of Samat South, thirty-four shallow RC holes were drilled (771 metres) in addition to fourteen holes (351 metres) drilled last Quarter (total 1,122 metres of drilling, average hole depth 23.4 metres) to further test known oxide (and underlying sulphide) gold mineralisation. All assay results have been received. The occurrence and depth extent of oxide material, and of both oxide and sulphide gold grades, suggest gold mineralisation is focussed on structures along and adjacent to Botlu Creek.

Final assay results are summarised below:

BEKOU AREA – OXIDE/SULPHIDE TARGETS								
Drillhole	TIG Coordinates			From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type
	Northing (mN)	Easting (mE)	Dip/Azimuth (°)					
RC1202	207,294	44,267	-90°/000°	0	20	20	0.02	Ox, Tr, Su
RC1203	207,271	44,255	-90°/000°	0	20	20	0.08	Ox, Tr, Su
				0	1	1	0.57	Ox
RC1204	207,256	44,236	-90°/000°	0	20	20	0.31	Ox, Tr, Su
				14	20	6	0.72	Su
				18	19	**1**	**1.12**	Su
RC1205	207,244	44,215	-90°/000°	0	26	26	0.32	Ox, Tr, Su
				0	4	**4**	0.98	Ox
				13	15	**2**	**1.31**	Su
RC1206	207,225	44,203	-90°/000°	0	20	20	0.05	Ox, Tr, Su
RC1207	207,207	44,194	-90°/000°	0	30	30	0.07	Ox, Tr, Su
				4	5	1	0.65	Ox
RC1208	207,167	44,210	-90°/000°	0	31	31	0.01	Ox, Tr, Su
RC1209	207,185	44,193	-90°/000°	0	31	31	0.66	Ox, Su
				21	31	**10**	**1.52**	Su
RC1210	207,197	44,176	-90°/000°	0	30	30	0.47	Ox, Tr, Su
				0	3	3	0.68	Ox
				17	19	**2**	**3.99**	Tr, Su
				20	21	1	0.65	Su
RC1211	207,230	44,177	-90°/000°	0	31	31	0.16	Ox, Tr, Su
				1	2	1	0.52	Ox
				29	30	1	0.87	Su
RC1212	207,252	44,166	-90°/000°	0	20	20	0.03	Ox, Tr, Su
RC1213	207,257	44,150	-90°/000°	0	21	21	0.35	Ox, Tr, Su
				14	15	1	0.52	Su
				20	21	1	0.50	Su
RC1214	207,274	44,164	-90°/000°	0	31	31	0.49	Ox, Tr, Su
				4	5	1	0.94	Su
				9	17	**8**	**1.14**	Ox, Tr, Su
RC1215	207,259	44,190	-90°/000°	0	20	20	0.27	Ox, Tr, Su
				13	14	1	0.65	Su
RC1216	207,280	44,186	-90°/000°	0	20	20	0.52	Ox, Tr, Su
				1	5	**4**	0.67	Ox, Su
				7	12	5	0.59	Su
				16	19	**3**	**1.04**	Su
RC1217	207,292	44,163	-90°/000°	0	21	21	0.11	Ox, Tr, Su
RC1218	207,234	44,086	-90°/000°	0	26	26	0.08	Ox, Tr, Su
RC1219	207,250	44,110	-90°/000°	0	21	**21**	**2.44**	Ox, Su
				0	20	**20**	**2.53**	Ox, Su
			incl:	0	2	**2**	**1.31**	Ox
			incl:	7	20	**13**	**3.39**	Su
			with:	14	15	**1**	**20.7**	Su
RC1220	207,233	44,131	-90°/000°	0	21	**21**	**1.93**	Ox, Su
RC1221	207,211	44,147	-90°/000°	0	21	**21**	**1.91**	Ox, Tr, Su
				0	9	**9**	**4.19**	Ox, Tr, Su
			with:	5	6	**1**	**10.5**	Su
RC1222	207,186	44,152	-90°/000°	0	18	18	0.19	Ox, Su
				0	2	2	0.90	Ox
RC1223	207,171	44,159	-90°/000°	0	20	20	0.05	Ox, Tr, Su
RC1224	207,142	44,146	-90°/000°	0	21	21	0.24	Tr, Su
				14	17	3	0.89	Su
				20	21	1	0.72	Su

RC1225	207,127	44,137	-90°/000°	0	26	26	0.03	Ox, Tr, Su
RC1226	207,228	44,107	-90°/000°	0	26	26	0.53	Ox, Tr, Su
				0	1	1	0.75	Ox
				4	12	**8**	**1.19**	Ox, Tr
				22	23	**1**	**1.00**	Su
RC1227	207,278	44,149	-90°/000°	0	23	23	0.47	Ox, Su
				4	16	12	0.74	Ox, Su
RC1228	207,263	44,130	-90°/000°	0	20	20	0.54	Ox, Tr, Su
				0	9	9	0.81	Ox, Tr, Su
				14	16	2	0.60	Su
RC1229	207,214	44,129	-90°/000°	0	20	**20**	**1.32**	Ox, Tr, Su
				1	12	**11**	**2.57**	Ox, Tr, Su
			with:	9	10	**1**	**11.0**	Su
RC1230	207,196	44,137	-90°/000°	0	20	**20**	**1.32**	Ox, Tr, Su
				4	9	**5**	**5.10**	Su
			with:	7	8	**1**	**10.4**	Su
RC1231	207,302	44,202	-90°/000°	0	21	21	0.41	Ox, Tr, Su
				0	3	3	0.50	Ox
				18	21	**3**	**1.80**	Su
RC1232	207,322	44,221	-90°/000°	0	20	20	0.23	Ox, Tr, Su
				6	10	**4**	0.86	Su
RC1233	207,312	44,095	-90°/000°	0	20	20	0.01	Ox, Tr, Su
RC1234	207,324	44,073	-90°/000°	0	20	20	0.02	Ox, Tr, Su
RC1235	207,290	44,066	-90°/000°	0	25	25	0.06	Ox, Tr, Su
RC1236	207,278	44,054	-90°/000°	0	26	26	0.04	Ox, Tr, Su
RC1237	207,102	43,817	-90°/000°	0	34	34	0.20	Ox, Tr, Su
				0	6	6	0.70	Ox
RC1238	207,112	43,833	-90°/000°	0	29	29	0.51	Ox, Tr, Su
				0	9	**9**	**1.60**	Ox
RC1239	207,129	43,847	-90°/000°	0	20	20	0.05	Ox, Tr, Su
RC1240	207,143	43,858	-90°/000°	0	24	**24**	**1.88**	Ox, Tr, Su
			incl:	0	9	**9**	**1.53**	Ox, Tr, Su
			incl:	12	24	**12**	**2.41**	Su
			with:	21	22	**1**	**11.9**	Su
RC1241	207,159	43,869	-90°/000°	0	22	22	0.05	Ox, Tr, Su
RC1242	207,204	43,940	-90°/000°	0	13	13	0.52	Ox, Tr, Su
				0	7	7	0.75	Ox, Tr, Su
RC1243	207,190	43,900	-90°/000°	0	23	23	0.13	Ox, Tr, Su
				1	3	**2**	**1.32**	Ox
RC1244	207,219	43,967	-90°/000°	0	25	25	0.62	Ox, Su
				2	8	**6**	**1.43**	Ox
				12	15	3	0.67	Su
RC1245	207,258	44,038	-90°/000°	0	22	22	0.12	Ox
				0	1	1	0.52	Ox
				4	6	2	0.61	Ox
RC1246	207,261	44,016	-90°/000°	0	23	23	0.01	Tr, Su
RC1247	207,298	43,988	-90°/000°	0	25	25	0.01	Ox, Tr, Su
C1248	207,296	43,965	-90°/000°	0	32	32	0.01	Ox, Tr, Su
RC1249	207,111	43,816	-90°/000°	0	22	22	0.12	Ox, Tr, Su
				0	2	2	0.76	Ox

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Sorowar mineralisation types are:

Ox = oxide material – extremely weathered (average cyanide leach recovery 92%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 72%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery 66%)

Intercept interval cutoffs: 0.5g/t Au, except for "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.

Drillhole locations at Bekou are shown in Figure 2 below.



Figure 2. Bekou Creek Infill RC Drilling

Oxide Gold Mineralisation Target – Pigicow

At Pigicow, to the immediate north of Bekou, 55 shallow RC holes were drilled (1,531 metres of drilling, average hole depth 27.8 metres) out of a 100-hole programme, to further test known oxide (and underlying sulphide) gold mineralisation. Assay results have been received for the first 31 holes. The occurrence and depth extent of oxide material, and of both oxide and sulphide gold grades, suggest gold mineralisation is present in several discrete areas on the crest of the ridge at the centre of Pigicow.

Figure 3 shows previous holes in grey. The 55 holes drilled in the current programme to the end of the Quarter are shown in red, and the remaining proposed holes in blue.

Final assay results are summarised below:

PIGICOW AREA – OXIDE/SULPHIDE TARGETS								
Drillhole	TIG Coordinates			From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type
	Northing (mN)	Easting (mE)	Dip/Azimuth (°)					
RC1267	208,006	43,972	-90°/000°	0	41	41	0.06	Ox, Tr, Su
RC1268	207,979	43,983	-90°/000°	0	31	31	0.26	Ox, Tr, Su
				0	**1**	**1**	**1.10**	Ox
				17	21	**4**	**1.00**	Su
RC1269	207,924	43,996	-60°/000°	0	21	21	0.11	Ox, Tr, Su
RC1270	207,913	44,023	-90°/000°	0	20	20	0.03	Ox, Tr, Su
RC1271	207,850	44,038	-90°/000°	0	21	21	0.19	Ox, Tr, Su
				0	1	1	0.57	Ox
RC1272	207,873	44,073	-90°/000°	0	25	25	0.34	Ox, Tr, Su
				7	8	1	0.55	Su
				19	24	5	0.90	Su
RC1273	207,865	44,095	-90°/000°	0	21	21	0.42	Ox, Tr, Su
				0	12	12	0.56	Ox, Tr, Su
				18	19	**1**	**1.46**	Su
RC1274	207,905	44,148	-90°/000°	0	26	26	0.17	Ox, Tr, Su
				8	12	4	0.65	Tr, Su
RC1275	207,924	44,174	-60°/000°	0	23	23	0.08	Ox, Su
				16	17	**1**	**1.37**	Su
RC1276	207,944	44,194	-60°/000°	0	25	25	0.25	Ox, Su
				15	18	3	0.51	Su
RC1277	207,967	44,211	-60°/180°	0	26	26	0.02	Ox, Tr, Su
RC1278	208,088	44,209	-90°/000°	0	25	25	0.03	Ox, Su
RC1279	208,035	44,236	-90°/000°	0	22	22	0.01	Ox, Tr, Su
RC1280	207,993	44,228	-60°/000°	0	46	46	0.01	Ox, Tr, Su
RC1281	207,951	44,072	-60°/180°	0	29	29	0.20	Ox, Tr, Su
				0	1	1	0.70	Ox
				28	29	1	0.51	Su
RC1282	207,955	44,073	-60°/000°	0	40	40	0.54	Ox, Tr, Su
				2	4	**2**	**1.45**	Ox
				25	31	**6**	**2.54**	Ox, Su
RC1283	207,972	44,045	-90°/000°	0	25	**25**	**1.68**	Ox, Tr, Su
				1	2	1	0.94	Ox
				7	25	**18**	**2.22**	Ox, Tr, Su
RC1284	207,956	44,051	-90°/000°	0	30	**30**	**1.14**	Ox, Tr, Su
				12	18	**6**	**5.23**	Ox, Tr, Su
RC1285	207,934	44,029	-90°/000°	0	29	29	0.05	Ox, Tr, Su
RC1286	207,942	44,044	-90°/000°	0	22	22	0.11	Ox, Tr, Su
				0	2	2	0.58	Ox
RC1287	207,950	44,021	-60°/000°	0	26	26	0.04	Ox, Tr, Su
RC1288	207,952	44,020	-60°/180°	0	30	30	0.25	Ox, Tr, Su
				16	17	1	0.93	Su
				22	26	4	0.72	Ox, Su
RC1289	207,951	43,999	-60°/000°	0	30	30	0.45	Ox, Tr, Su
				0	3	**3**	**2.89**	Ox
				6	7	1	0.55	Ox
				13	14	1	0.67	Ox
RC1290	207,895	44,042	-90°/000°	0	20	**20**	**1.90**	Ox, Tr, Su
				1	18	**17**	**2.19**	Ox, Tr, Su
RC1291	207,902	44,055	-90°/000°	0	25	25	0.46	Ox, Tr, Su
				13	20	7	0.86	Tr, Su
				24	25	**1**	**1.47**	Su

RC1292	207,906	44,090	-90°/000°	0	30	30	0.28	Ox, Tr, Su
				8	10	2	0.64	Ox
				16	18	2	0.70	Tr
				25	26	1	0.51	Su
RC1293	207,921	44,116	-90°/000°	0	20	20	0.03	Ox, Tr, Su
RC1294	207,951	44,146	-90°/000°	0	25	25	0.12	Ox, Su
				0	1	1	0.61	Ox
				12	13	**1**	**1.40**	Su
RC1295	207,974	44,144	-60°/180°	0	20	**20**	**1.42**	Ox, Su
				0	12	**12**	**2.31**	Ox, Su
RC1296	207,926	44,133	-90°/000°	0	26	26	0.64	Ox, Tr, Su
				2	10	**8**	**1.92**	Ox, Tr, Su
			Incl:	6	9	**3**	**4.11**	Tr, Su
RC1297	207,974	44,144	-60°/000°	0	25	25	0.20	Ox, Tr, Su
				0	1	1	0.74	Ox
				16	17	1	0.63	Su

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Scrowar mineralisation types are:

Ox = oxide material – extremely weathered (average cyanide leach recovery 92%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 72%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery 66%)

Intercept interval cutoffs: 0.5g/t Au, except for "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.


Pigicow Infill RC
Drilling Plan
Previous drillholes
Recent infill drillholes

Figure 3. Pigicow Infill RC Drilling

Sterilisation drilling at Sorowar

Results have been received for 16 holes (1,779 metres) drilled at infrastructure locations for two of three alternate proposed aerial rope conveyor load points at Sorowar. The preferred rope conveyor load point was tested by holes RC1265 and RC1266 in which there were no materially significant intersections.

From a Mineral Resource perspective, significant results from these holes in the vicinity of the proposed Sorowar pit design are tabulated below, and hole locations are shown in Figure 4.

SOROWAR AREA – OXIDE/SULPHIDE INTERCEPTS

Drillhole	TIG Coordinates Northing (mN)	Easting (mE)	Dip/Azimuth (°)	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type
RC1250	209,791	44,535	-60°/038°	0	116	116	0.23	Ox, Tr, Su
				35	48	**13**	**2.70**	Ox, Tr, Su
RC1251	209,790	44,534	-89°/177°	0	120	120	0.12	Ox, Tr, Su
				10	11	**1**	**1.32**	Su
				36	37	1	0.50	Ox
				44	47	3	0.59	Ox
RC1252	209,788	44,534	-60°/222°	0	113	113	0.30	Ox, Tr, Su
				16	17	1	0.83	Su
				73	74	1	0.65	Su
				77	78	1	0.51	Su
				85	87	**2**	**1.60**	Su
				100	113	13	0.55	Su
RC1253	209,869	44,457	-61°/039°	0	112	112	0.45	Ox, Tr, Su
				16	20	4	0.94	Su
				32	34	2	0.92	Su
				54	56	2	0.85	Ox
				62	63	1	0.79	Ox
				67	102	35	0.66	Ox, Tr, Su
				107	112	**5**	**1.18**	Su
RC1254	209,829	44,448	-64°/041°	0	114	114	0.28	Ox, Tr, Su
				0	6	**6**	**1.03**	Ox, Tr, Su
				14	18	4	0.65	Su
				68	69	1	0.60	Su
				78	81	3	0.67	Su
RC1255	209,805	44,515	-62°/039°	0	120	120	0.28	Ox, Tr, Su
				0	4	**4**	**1.24**	Ox, Tr
				31	50	19	0.96	Ox, Tr, Su
				80	82	2	0.62	Su
RC1256	209,804	44,514	-89°/069°	0	120	120	0.28	Ox, Tr, Su
				0	1	**1**	**1.26**	Ox
				45	67	**22**	**1.08**	Ox
RC1257	209,845	44,500	-89°/078°	0	120	120	0.41	Ox, Su
				24	28	4	0.94	Ox
				36	39	3	0.65	Su
				55	65	**10**	**2.23**	Su
				75	76	1	0.74	Su
				95	96	1	0.63	Su
				101	102	1	0.73	Su

RC1258	209,839	44,515	-67°/046°	0	120	120	0.27	Ox, Tr, Su
				13	15	2	0.53	Ox
				19	20	1	0.60	Ox
				29	35	**6**	**1.36**	Ox, Tr
				41	45	4	0.92	Ox, Tr
				48	50	**2**	**1.23**	Ox
RC1259	209,846	44,459	-60°/038°	0	20	20	0.66	Su
				1	13	12	0.78	Su
				16	19	3	0.95	Su
RC1260	209,845	44,463	-60°/043°	0	120	120	0.29	Ox, Tr, Su
				0	11	11	0.81	Su
				44	45	1	0.54	Su
				52	59	7	0.58	Su
				63	64	1	0.52	Su
				103	110	7	0.99	Su
RC1261	209,848	44,390	-62°/040°	0	120	120	0.34	Ox, Tr, Su
				0	2	2	0.72	Ox
				5	9	4	0.52	Ox, Tr, Su
				13	18	5	0.84	Su
				64	71	7	0.73	Su
				83	89	6	0.78	Su
				109	120	11	0.90	Su
RC1262	209,837	44,529	-89°/032°	0	109	109	0.27	Ox, Tr, Su
				0	2	2	0.61	Tr, Su
				10	17	7	0.61	Ox
				24	26	2	0.55	Ox
				28	30	2	0.86	Ox
				33	34	1	0.52	Ox
				43	44	1	0.51	Ox
				52	53	1	0.55	Ox
				75	76	1	0.50	Su
				82	83	1	0.55	Su
RC1263	209,834	44,523	-60°/218°	0	120	120	0.65	Ox, Tr, Su
				17	19	2	0.65	Su
				25	26	1	0.65	Ox
				31	32	1	0.51	Ox
				35	59	**24**	**1.07**	Ox, Tr, Su
				63	64	1	0.50	Ox
				75	92	**17**	**1.95**	Ox, Tr, Su
				97	98	1	0.60	Su
				112	113	1	0.61	Su
RC1265	210,341	44,180	-64°/175°	0	120	120	0.04	Ox, Su
RC1266	210,341	44,180	-61°/260°	0	120	120	0.05	Ox, Su

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Simberi mineralisation types are:

Ox = oxide material – extremely weathered (average cyanide leach recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50-90%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cutoffs: 0.5g/t Au, except for "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.


Sorowar Infill RC
Drilling Plan

Figure 4: Sorowar Sterilisation and Infill RC Drilling

Metallurgical hole at Sorowar

Diamond hole SO34 was drilled at Sorowar for metallurgical samples, within the proposed pit design. The PQ core was cut into two halves with a diamond saw. One half was assayed, and the other half was used for metallurgical testwork. The location of the hole is shown in Figure 5.

Final assay results are summarised below:

SOROWAR METALLURGICAL HOLE SO34									
Drillhole	TIG Coordinates			From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type
	Northing (mN)	Easting (mE)	Dip/Azimuth (°)					
SO34	210,334	44,189	-89°/089°	0	46	**46**	**4.7**	Ox
				46	56	**10**	**1.0**	Su

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Simberi mineralisation types are:

Ox = oxide material – extremely weathered (average cyanide leach recovery >90%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 50-90%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery <50%)

Intercept interval cutoffs: 0.5g/t Au, except for "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.


SO34
Location map
of SO34
Previous drillholes
Recent drillholes

Figure 5: Location of drillhole SO24 at Sorowar, with proposed pit design.

GPS Control Survey and Grid Change

In July 2005, a GPS Control Survey was completed by McMullenNolan Pty Ltd Surveyors on both Simberi and Tatau Islands, using two Leica 1200 dual frequency GPS receivers. The objective of this work was to identify the reason for the poor and inexplicable performance of modern GPS units on the islands with respect to the existing Simberi Grid, and to recommend remedial action. The most obvious manifestations of the problem were marine GPS systems on shipping at Pigiput Bay beach indicating a location 40 metres inland, and variable errors elsewhere within the Simberi Island prospects.

McMullenNolan concluded that the existing Simberi Grid was incompatible with GPS for several reasons. The truncated AMG Simberi Grid has its origin at PSM Mike9 on Simberi Island, but the orientation of the grid is such that it diverges from AMG progressively away from the origin. In addition, there are issues related to original inaccuracy of the location of PSM Mike9, and tectonic plate movement.

McMullenNolan recommended the establishment of a true earth coordinate system using a transverse mercator projection based on a geocentric datum compatible with GPS (WGS84). The grid is to be called the Tabar Islands Grid (TIG) and will be useable over the whole Tabar Island group. Its parameters are:

• Ellipsoid	GRS80 (or WGS84)
• Projection	Transverse Mercator
• Latitude of Origin	0 degrees
• Central Meridian	E 151 degrees 58 minutes
• False Easting	40,000
• False Northing	500,000
• Scale Factor	1.00002985
• Zone Width	15 minutes
• Datum	ITRF2000 (Epoch 12.7.2005)

The new TIG is now being implemented on Simberi Island for both exploration and mine development activities.

In previous Quarterly Reports and public releases, drillhole coordinates have been reported in Simberi Grid. Drillhole coordinates in this Quarterly are reported in TIG, for the first time. Drillhole coordinates in Simberi Grid can be converted to TIG using the following transformation:

TIG EAST = (Simb East x 1.0000184742) + (Simb North x 0.0000723594) + 34993.496
TIG NORTH = (Simb North x 1.0000184742) – (Simb East x 0.0000723594) + 200104.755

Geophysical (IP) Survey at Botlu

The geophysical pole-dipole induced polarisation survey at Botlu prospect on Simberi Island was completed during May, prior to the IP crew moving to Tatau Island. Strong IP anomalies are present in survey data collected on five of the 2,000 metre traverse lines.

Two-dimensional inverse modeling of the data identified several zones of strong chargeability, generally located near the margins of bodies of higher resistivity. The resistive bodies are typically flat lying, rootless and up to 150m thick. The chargeable zones are interpreted as being due to 3-5% sulphides near the contacts of resistive intrusions. The chargeable zones are generally deeper than the existing drillholes however, most of the higher grade gold intersections occur in holes that are located above or near the most chargeable bodies.

TATAU EXPLORATION PROJECT – EL 609

Tatau Island Exploration Camps

The field base camp established at Tomalabat on the southern coast of Tatau Island is now operational. A fly camp has been established at the Talik prospect in the centre of the island to support drilling and geophysical survey teams.

Drilling at Talik Prospect, Tatau Island

Diamond drilling at the Talik prospect in central Tatau Island commenced in June (Figure 6). The first drill hole TA01, targeting an interpreted magnetic body beneath anomalous surface gold geochemistry, was terminated at 195.9 metres depth due to imminent drill pad failure caused by torrential rain. However, the hole achieved its objective by intersecting the magnetic target from 120 metres depth, consisting of volcanic fragmentals and microdiorite containing secondary magnetite and abundant sulphides (3 to 5 percent). Subsequently, an RC drilling programme commenced to test anomalous gold (greater than 1g/t Au) in surface 10-metre bench channel samples. The first hole, RC2001, reached 30m depth by the end of the Quarter. No assay results have yet been received.


Legend
Interpreted Magnetic Intrusions
Channel Sample Results ppm Au
0.300000 - 0.500000
0.500001 - 1.000000
1.000001 - 3.180000
A Proposed Drilling
RGB Image-Gradient Array IP
Planned Pole-Dipole IP
PTAL004
PTAL002
PTAL001
PTAL009
PTAL006
TA01
Diamond drillhole TA01.
Drilled to intersect ENE-WSW trending Magnetic body.

Figure 6. Central Talik Prospect. Location of TA01.

IP Surveys at Talik Prospect, Tatau Island

An Induced Polarisation geophysical survey commenced at Talik in June. Two of the eleven 1,500 metre long traverses have been completed, with two-dimensional inverse modeling of the data on both lines showing moderately strong chargeability and resistivity anomalies.

CORPORATE

Placement of 21.8 million shares

Completion of the placement of 21,800,000 ordinary shares at AUD$0.60 per share to raise AUD$13,080,000 (approximately US$10,000,000) before expenses. The placement has been made to international institutional clients of UK based Mirabaud Securities Limited. This placement brings the total raised in equity markets since December 2005 to A$64.8 million (approximately GBP27 million).

The funds raised in the placement will be applied to enhance development of the Simberi Oxide Gold Project into gold production in Q2 2007 as well as providing additional funding for wider exploration in the Tabar Islands. In particular, Allied Gold will investigate the outright purchase of key logistical equipment such as a barge for transportation of heavy goods and equipment to and from the Tabar Islands and the mainland, and the purchase of one or more drill rigs. Such purchases of key items of equipment will not only provide operating cost savings, but will enable the Company to schedule critical path logistical movements to suit its own planning, and to plan further ahead for exploration drilling.

Resignation and appointment of Managing Director
On the 30th June 2006 Mr Wayne Loxton resigned as Managing Director. The Chairman, Mr Mark V. Caruso assumed the role of Managing Director in the interim. The Company is actively seeking an executive replacement to the Board.

CASH AND SECURITIES ON ISSUE

At 30 June 2006, Allied Gold Limited had AUD$55 million cash in hand. This represents 20 cents per Allied Gold Limited share.

There were 28,365,228 shares issued during the quarter.

Current issued securities comprise;

272,022,528 fully paid ordinary shares
22,152,183 options expiring 30 June 2007 exercisable at $0.30

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Managing Director

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

The information in this Stock Exchange Announcement that relates to results from the Studies "Capital Cost Estimate 2.0 Mtpa and Process Commentary" and "Capital Cost Estimate for a Ropecon Conveyor System" has been approved for release by Mr G Thomas of Intermet Engineering Pty Ltd.

Mr Thomas consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Stock Exchange Announcement that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

The information in this Stock Exchange Announcement that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

ALLIED GOLD LIMITED

ABN	Quarter ended ("current quarter")
86 104 855 067	30 June 2006

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (..months) $A'000
1.1	Receipts from product sales and related debtors		
1.2	Payments for		
	(a) exploration and evaluation	(2,511)	(7,237)
	(b) development		
	(c) production		
	(d) administration	(563)	(2,352)
	(e) other		
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	637	780
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other		
	Net Operating Cash Flows	**(2,437)**	**(8,809)**
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects - Simberi Project		
	(b) equity investments	-	(51)
	(c) shares in listed companies		
	(d) other fixed assets	(2,170)	(5,635)
1.9	Proceeds from sale of:		
	(a) prospects		
	(b) equity investments		
	(c) other fixed assets	2	1,900
1.10	Cash acquired on purchase of controlled entity		
1.11	Loans repaid by other entities		
1.12	Funds (paid into) / withdrawn from deposit pending acquisition of interests		
	Net investing cash flows	**(2,168)**	**(3,786)**
1.13	Total operating and investing cash flows (carried forward)	**(4,606)**	**(12,595)**

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	**(4,606)**	**(12,595)**
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	50,146	67,146
1.15	Refund of oversubscriptions in share issues		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other – costs of capital raising	(2,666)	(3,516)
	Net financing cash flows	**47,480**	**63,630**
	Net increase (decrease) in cash held	**42,874**	**51,035**
1.20	Cash at beginning of quarter/year to date	12,535	4,374
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	**55,409**	**55,409**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	158
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil.

1.25 Explanation necessary for an understanding of the transactions

Remuneration of executive and non executive directors.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	2,000
4.2	Development	15,000
	Total	**17,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	55,406	534
5.2	Deposits at call		12,000
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	**55,406**	**12,534**

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	272,022,528	272,022,528		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	79,545,455 1,000,000 150,000 21,800,000 1,000,000 2,000,000 1,184,561 1,230,667	79,545,455 1,000,000 150,000 21,800,000 1,000,000 2,000,000 1,184,561 1,230,667	$0.44 $0.30 $0.20 $0.60 $0.25 $0.50 $0.20 $0.20	Fully paid Fully paid Fully paid Fully paid Fully paid Fully paid Fully paid Fully paid
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	22,152,183 3,000,000 2,000,000 1,100,000 1,860,000	22,152,183 - - -	*Exercise price* $0.20 $0.30 $0.40 $0.50 $0.50	*Expiry date* 30 June 2007 30 June 2007 30 June 2007 31 Dec 2008 31 Dec 2008
7.8	Issued during quarter				

+ See chapter 19 for defined terms.

7.9	Exercised during quarter	1,000,000 150,000 1,000,000 2,000,000 1,184,461 1,230,667	- 150,000 - - 1,184,461 1,230,667	$0.30 $0.20 $0.25 $0.50 $0.20 $0.20	30 June 2007 31 Dec 2006 30 June 2007 30 June 2007 30 June 2007 30 June 2007
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: .....31 July 2006.......................
(Company secretary)

Print name: ALBERT LONGO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

+ See chapter 19 for defined terms.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.